# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Triple Flag Precious Metals Corp., CIK 0001829726
CUSIP: 89679M104
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: TD CANADA TRUST TOWER, 161 BAY STREET, SUITE 4535, TORONTO, Ontario Canada (A6), M5J 2S1
Date of event which requires filing of this statement: 12/31/2025
Amends the filing with accession number 0000902664-23-002314
Filed by CIK 0001791786
Persons authorized to receive notices and communications: Legal Department, Elliott Investment Management L.P., 360 S. Rosemary Ave, 18th Floor, West Palm Beach, Florida (FL), 33401, 212-974-6000; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Elliott Investment Management L.P. (CIK 0001791786): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 133,815,727; shared voting power 0; sole dispositive power 133,815,727; shared dispositive power 0; aggregate amount beneficially owned 133,815,727 (64.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Triple Flag Precious Metals Corp.
Address of issuer's principal executive offices: TD CANADA TRUST TOWER, 161 BAY STREET, SUITE 4535, TORONTO, Ontario Canada (A6), M5J 2S1
Comment: The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed with the Securities and Exchange Commission on March 21, 2023 (as amended, the "Schedule 13D"). This Amendment No. 1 amends and restates Items 5(a)-(c) and supplements Items 4, 6 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 6 of this Amendment No. 1, including, without limitation, information as to the rights and obligations of the Reporting Person pursuant to the terms of the agreements, instruments and other matters described therein, is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Amendment No. 1 for the aggregate number of Common Shares and percentage of the Common Shares beneficially owned by the Reporting Person. The aggregate percentage of Common Shares reported beneficially owned by the Reporting Person is based upon 206,561,506 Common Shares outstanding as November 4, 2025, as disclosed in Management's Discussion and Analysis of the Issuer's Financial Condition and Financial Performance for the period ended September 30, 2025, filed with the Securities and Exchange Commission (the "SEC") on November 4, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of Common Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions with respect to the Issuer's Common Shares during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Confirmation

On December 31, 2025, the Reporting Person entered into a confirmation in respect of a variable price forward sale transaction (the "Confirmation") among TFM Aggregator, Goldman Sachs International ("GSI"), an affiliate of Goldman Sachs & Co. LLC ("GS&Co."), and GS&Co., as custodian, covering up to 2,772,500 Common Shares (the "Shares"). The Confirmation provides for settlement based on the formula agreed to by the parties over a calculation period of up to three months, subject to specified rights retained by TFM Aggregator and GSI's right to earlier termination or settlement in specified circumstances. The foregoing description does not purport to be complete and is subject to, and qualified in its entirety by, the Confirmation, the form of which is filed as Exhibit 99.3 hereto. The Reporting Person intends for TFM Aggregator to remain a significant shareholder of the Issuer and continues to have great confidence in the Issuer's leadership, quality of its assets and strategic direction.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.3 Form of Confirmation, by and among Triple Flag Mining Aggregator S a r.l, Goldman Sachs International and Goldman Sachs & Co. LLC.

## Signatures
- Elliott Investment Management L.P.: /s/ Elliot Greenberg, Elliot Greenberg, Vice President (12/31/2025)